EXHIBIT 21

SUBSIDIARIES OF THE COMPANY	PLACE OF INCORPORATION
-----------------------------------------------	---------------------------------------
Associated Memorials, Inc.	Vermont
Autumn Rose Quarry, Inc.	Georgia
Carolina Quarries, Inc.	Delaware
Childs & Childs Granite Co., Inc.	Georgia
Childs & Childs Trucking Co., Inc.	Georgia
Kabushiki Kaisha Rock of Ages Asia	Japan
Keith Monument Company LLC	Delaware
Pennsylvania Granite Corporation	Pennsylvania
Rock of Ages Canada, Inc.	Canada
Rock of Ages International Corp.	Japan
Rock of Ages International, Ltd.	Virgin Islands
Rock of Ages Kentucky Cemeteries, LLC	Delaware
Rock of Ages Memorials, Inc.	Delaware
Sioux Falls Monument Co.	South Dakota